Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

March 31, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Relevant Information

To whom it may concern,

This notice is provided to you in compliance with the regulations of the Argentine Comision Nacional de Valores governing the Ordinary and Extraordinary Shareholders’ Meeting to be held by the Registrant on April 25, 2017.

We write to report that, on March 30, 2017, we received a letter from Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino (“FGS-ANSES”) notifying us of its desire to exercise its right to vote cumulatively on item 9° of the agenda at the Ordinary and Extraordinary Shareholder’ Meeting to be held on April 25, 2017.

In respect of such Ordinary and Extraordinary Shareholders’ Meeting, FGS-ANSES has stated that it will exercise its right to vote cumulatively for 264,221,559 Class B ordinary shares entitled to 1 vote per share.

Yours sincerely,

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.